Exhibit 99.1

June 5, 2008	URA – TSX.V

Otish Basin Airborne Surveys

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) is pleased to announce an agreement with Precision GeoSurveys Inc. to conduct an airborne radiometric and magnetic survey on the 100% owned Big Mac and Charles Uranium Projects located in the Otish Basin in Quebec, Canada. These uranium projects consist of two mineral properties covering 4,179 hectares in the Otish Basin of Québec. The Company's Big Mac property is located 350 km northwest of Chibougamau in central Quebec. The property is located within 0.5 km of the Cogema/Soquem property and 2.5 to 3 km east of the L-Zone property deposit. The Charles property is located 15 km southwest of the Big Mac and is close to the southern edge of the basin. The main participants in the earlier uranium exploration of the Otish Basin were: Soquem, Uranerz, Phelps Dodge, Pancontinental-Cominco, Atlantic Richfield, Shell Oil, and Cogema. The Otish Basin may be compared to the Athabasca Basin in Saskatchewan, which accounts for approximately one third of global Uranium production. The Strateco Matoush uranium discovery is located approximately 70 km west-southwest of the Big Mac and Charles Uranium Projects. The uranium mineralization is concentrated in porous sedimentary rocks at their intersection with a north-south fault containing gabbro dyke remnants. The source area for these anomalies is considered to have the potential to host the root zone of an unconformity deposit at the west contact of the gabbro dyke.

The Company is also undertaking a non-brokered private placement in the amount of $200,000 which consists of 1 million flow-through units at a price of $0.20 per unit. Each unit shall consist of one (1) share and one half (½) of one warrant. One full warrant is exercisable for one (1) share at a price of $0.30 for a period of one year. This private placement is subject to TSX Venture Exchange approval.

About Anglo Canadian Uranium Corp.

Anglo-Canadian Uranium is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

“Len J.Harris”

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.